SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
______________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December 2022

Commission File Number: 001-36349

MediWound Ltd.
(Translation of registrant’s name into English)

42 Hayarkon Street
Yavne, 8122745 Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

CONTENTS

Effectiveness of Reverse Share Split

On December 20, 2022, MediWound Ltd. (“MediWound” or the “Company”) effected the previously-announced reverse share split of its ordinary shares at a ratio of 1-for-7 (the “Reverse Share Split”), which was disclosed in MediWound’s Report of Foreign Private Issuer on Form 6-K (a “Form 6-K”), furnished to the Securities and Exchange Commission (the “SEC”) on December 5, 2022. The Reverse Share Split reduced the number of outstanding ordinary shares of the Company as well as the authorized number of ordinary shares in the same 1-for-7 proportion. As a result, the authorized number of ordinary shares has been reduced from 90,000,000 ordinary shares to 12,857,143 ordinary shares, whereas the par value of the ordinary shares has increased proportionately, from NIS 0.01 per share to NIS 0.07 per share, thereby maintaining the Company’s overall authorized share capital. All shareholders who would have been entitled to receive a fractional number of shares as a result of the Reverse Share Split received, in lieu thereof, a whole number of shares, after rounding up.

The trading symbol for the Company’s ordinary shares on the Nasdaq Global Market following the Reverse Share Split remains “MDWD”. The ordinary shares were assigned a new CUSIP number— M68830 112. The newly issued shares under the Reverse Share Split will begin trading on a reverse split-adjusted basis upon the open of the market on December 20, 2022. American Stock Transfer & Trust Company, LLC, the Company’s transfer agent, is acting as the exchange agent for the Reverse Share Split.

Due to the effectiveness of the Reverse Share Split, the Company has adjusted the number of shares available for grants under its equity incentive plans, including the number of ordinary shares underlying outstanding awards, the exercise price per ordinary share (in the case of outstanding options) and other terms of outstanding awards. The Company has amended its Amended and Restated Articles of Association to effect the Reverse Share Split. The Reverse Share Split impacted all shareholders uniformly and did not alter any person’s percentage interest in the Company’s outstanding ordinary shares, except for negligible adjustments due to the treatment of fractional shares.

For additional information concerning the Reverse Share Split, the rationale that supported it, and its potential impact upon your investment in MediWound and on the market for MediWound’s ordinary shares generally, please see the “Background” to Proposal 3 in the proxy statement for the Company’s extraordinary general meeting of shareholders held on November 28, 2022, which notice and proxy statement were attached as Exhibit 99.1 to MediWound’s Form 6-K furnished to the SEC on October 21, 2022.

Incorporation by Reference

The contents of this Form 6-K (including Exhibit 99.1) are hereby incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the SEC on April 28, 2014, March 24, 2016, March 19, 2018, March 25, 2019, February 25, 2020 May 15, 2021 and August 9, 2022 (Registration Nos. No. 333-195517, 333-210375, 333-223767, 333-195517, 333-210375, 333-230487, 333-236635, 333-255784 and 333-266697, respectively), on Form F-3 filed with the SEC on May 25, 2022 (Registration No. 333-265203), and on Form F-1 filed with the SEC on November 10, 2022 (Registration No. 333-268297).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MEDIWOUND LTD.
Date: December 20, 2022	By:	/s/ Boaz Gur-Lavie
Name: Boaz Gur-Lavie
Title: Chief Financial Officer